

October 13, 2023

Jun Wang
Chief Financial Officer
iQIYI, Inc.
No. 21, North Road of Workers' Stadium
Chaoyang District, Beijing 100027
People's Republic of China

      **Re:  iQIYI, Inc.**
           **Form 20-F for Fiscal Year Ended December 31, 2022**
           **File No. 001-38431**

Dear Jun Wang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc:     Haiping Li